Filed by WPP Group Plc
                                Pursuant to Rule 425 under the Securities Act Subject Company, Young & Rubicam Inc. Commission File No. 001-14093

WPP Group plc


        Young & Rubicam Inc.

Private Securities Litigation Reform Act Safe Harbor Statement
===========================================================================

     These materials include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.

     The forward-looking statements contained in these materials are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP Group plc (WPP) and Young & Rubicam Inc. (Y&R), that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) made by WPP and Y&R ; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and tax treatment of the merger, the value of the merger consideration, strategic opportunities, growth, expansion and sales opportunities, market positions, the conduct of worldwide operations, earnings accretion, cost savings, earnings targets, revenue enhancements, synergies, economies of scale, efficiencies and other benefits anticipated from the transaction, retention of employees, loss of business as a result of client conflicts and other factors.

Basis of Preparation of Financial
Information
===========================================================================

All adjustments referred to in this appendix have been made solely on the basis of publicly available information and the assumptions listed above. No other adjustments have been made to present the Y&R financial information on a basis consistent with the accounting policies and practices of WPP, nor to reflect the fair value of the assets and liabilities of Y&R to be acquired by WPP. No assurance can be given as to the fair presentation of the illustrative pro forma combined financial information nor that all adjustments required have been identified or properly calculated. Prior to shareholder votes on the transaction Pro Forma financial information will be prepared as required by both the UK Listing Authority and the Securities and Exchange Commission which could be materially different from the illustrative pro forma combined financial information presented above. The presentation of the illustrative pro forma combined financial information is based upon the simple underlying assumptions listed above and is not necessarily indicative of the results or the financial position that would have been attained had the combined entities actually operated as a Group for the period presented.

(1) Illustrative pro forma combined pound sterling financial information has been prepared by aggregating the WPP sterling financial information and the Y&R dollar financial information (adjusted as described below) translating the profit and loss account and cash flow information at the average rate for the year ended 31 December 1999 of [POUND]1:$1.6178 and translating the balance sheet information at the year end rate 31 December 1999 of [POUND]1:$1.6182.

(2) WPP figures are sourced from the unaudited preliminary announcement of results for the year to 31 December 1999 dated February 16, 2000 prepared in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP").

(3) Except as noted below Y&R figures are sourced from the audited 10-K filed on March 30, 2000 prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). The results for the year to 31 December 1999 do not constitute statutory accounts. Statutory accounts for the year ended 31 December 1999 will be delivered to the Registrar of Companies in England & Wales in due course.

(4) Y&R segmental information and certain cash flow information presented has not been previously published and has been sourced from information provided by Y&R.

(5) In the preparation of the illustrative pro forma combined profit and loss account information the following adjustments have been made in an attempt to conform Y&R US GAAP financial information to UK GAAP:

          - Goodwill amortization ($17.6m/[POUND]10.9m in year ended 31 December 1999) has been eliminated on the basis that the goodwill is assumed to have an indefinite life and hence is not amortized but is subject to an annual impairment review;

          -    Income from associate investments ($7.5m/[POUND]
               4.6m in year ended 31 December 1999) has been included within EBIT in line with UK GAAP (gross of tax at an assumed rate of 40%);

          - Y&R EBIT has been adjusted to exclude exceptional income of $85m([POUND]52.2m) arising on the disposal of fixed asset investments.

(6) Illustrative pro forma combined US dollar financial information has been prepared by aggregating the Y&R dollar financial information (adjusted as described in the notes above) and the WPP sterling financial information, translating the profit and loss account and cash flow information at the average rate for the year ended 31 December 1999 of [POUND]1:$1.6178 and translating the balance sheet information at the year end rate 31 December 1999 of [POUND] 1:$1.6182.

(7) In the preparation of the illustrative pro forma combined balance sheet the following adjustments have been made in an attempt to conform Y&R US GAAP financial information to UK GAAP:

          - Deferred tax assets have been eliminated as it is assumed that under UK GAAP recognition criteria they would not be recorded;

          - Marketable securities held on a long term basis are stated at cost by elimination of the revaluation of such securities;

          - Goodwill recorded within Y&R's balance sheet has been eliminated as this would be subsumed within WPP's goodwill arising on the acquisition of Y&R. No recognition has been given to goodwill arising on the acquisition of Y&R by WPP;

          - Various balance sheet reclassifications have been made to conform the US GAAP reporting format to UK GAAP reporting format. These include the reclassification of overdrafts which are included within trade creditors under Y&R's US GAAP format, which increases net debt.

(8) The transaction will be accounted for using purchase accounting and additional goodwill will arise on the WPP balance sheet. The amount will be established as at closing of the transaction. Based on recent stock prices and the assumption that 31 December 1999 book net assets of Y&R equal fair value it would be in the range of [POUND]
     3 to [POUND]4 billion.

(9) In the preparation of the illustrative pro forma combined cashflow information the Y&R cash flow information has been conformed to a UK GAAP presentation format. The cash flows presented do not include working capital movements.

Investor Information
===========================================================================


WPP and Y&R will be filing a proxy statement/prospectus and other relevant documents concerning the transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP c/o WPP Group USA, Inc., Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7399,
(212) 632-2200. Documents filed with the SEC by Y&R will be available free of charge by contacting Young & Rubicam Inc., Legal Department, 285 Madison Avenue, New York, NY 10017, (212) 210-3000.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Y&R in connection with the merger, and their interests in the solicitation, are set forth in a Schedule 14A filed on the date of this press release with the SEC.

Introduction
===========================================================================

[]  Sir Martin Sorrell     Group Chief Executive, WPP

[]  Tom Bell               Chief Executive Officer, Y&R

[]  Michael Dolan          Chief Financial Officer (CEO Designate), Y&R

[]  Paul Richardson        Group Finance Director, WPP

Agenda
===========================================================================

[]  Transaction Overview        Sir Martin Sorrell and Tom Bell

[]  Strategic Rationale         Michael Dolan

[]  Transaction Benefits        Paul Richardson

[]  Financial Highlights        Paul Richardson

[]  Closing Remarks             Sir Martin Sorrell and Tom Bell

                           Transaction Overview


===========================================================================

A Combination for the Future
===========================================================================

[]  A leader in consolidating industry

[]  Complementary Strategic fit

[] Unparalleled breadth and depth of marketing-related service capabilities for the benefit of clients

[]  Premium position to capture digital-age opportunities

[]  Enhanced long-term growth prospects

[] Significant financial benefits; accretive to earnings in first full year

Transaction Overview
===========================================================================

[] Transaction   [RIGHT ARROW]  All stock merger with Young & Rubicam

[] Consideration [RIGHT ARROW]  0.835 WPP ADRs or 4.175 WPP common shares per Y&R share

[] Offer Value   [RIGHT ARROW]  $4.7 billion (based on 89m FD shares)

[] Ownership     [RIGHT ARROW]  2/3 WPP / 1/3 Y&R

[] Board         [RIGHT ARROW]  10 WPP / 5 Y&R / 1 independent

[] Tax           [RIGHT ARROW]  Tax-free to Y&R shareholders

[] Closing       [RIGHT ARROW]  Expected fall 2000

Committed Management Team
===========================================================================

[]  Tom Bell to be Chairman of Young & Rubicam Inc.

[]  Mike Dolan to be Chief Executive Officer of Young & Rubicam Inc.

[]  Ed Vick to be Chairman and CEO of Y&R Advertising

[]  Senior operating heads of Y&R committed to combined group

[] Four person Transition Committee chaired by Tom Bell and including Sir Martin Sorrell, Michael Dolan and Paul Richardson

Changing the Landscape
===========================================================================

          1999 Revenue                                 Company
          ------------                                 -------

          $5.2bn*/$6.7bn**                             WPP & Y&R
          $5.1bn*/$5.7bn**                             Omnicom
          $4.4bn*/$5.1bn**                             Interpublic
          $3.5bn*/$4.8bn**                             WPP
          $4.0bn*                                      b/com3
          $1.8bn*/$3.0bn**                             Havas & Snyder
          $1.7bn*/$1.9bn**                             Y&R



 * 1999 Net revenue (Source:  Annual Reports)
** 1999 revenue including revenues from associates
        (Source:  Ad Age, April 24, 2000)

Strategic Rationale
===========================================================================

[] Creates world class leader in global advertising, marketing and communications services:

    -  Broadest, deepest range of products & services in the industry

    - Pre-eminent combination of brands both in advertising and marketing services, 3 leading independent agencies

    - Highly complementary in terms of clients, disciplines and geographies

    -  The leading information and consultancy group in the world

    - Broadest internet portfolio in the industry; capturing dotcom spending and providing the industry's leading digital services

Strategic Rationale
===========================================================================

[] In a number of areas, success requires investment in tools and techniques

[]  Combination able to amortise investments across a broader base:

    -  Internet investments
    -  Media optimisation and planning tools
    -  Internet panels
    -  Centrally-driven brand equity research
    -  Media exchanges and standards

[]  In other areas, scale is in itself a competitive advantage:

    -  Media buying
    -  Procurement

Summary Financial Impact
===========================================================================

[] 1999 pro forma net revenues of $5.2 billion, pro forma EBITDA of $826m and pro forma net cash generation of $657m

[]  Accretive to earnings per share in first full year

[]  Cost synergies quantified to date in excess of $30 million per annum

[]  New cross selling opportunities

[] Continued commitment to EBIT margin improvement of 0.5% per annum towards 15% objective for 2002

[]  Pro forma market capitalization of $14.5 billion

                            Strategic Rationale


===========================================================================

Global Client Solutions
===========================================================================

                             Global Advertiser


Consumer Advertising                              North America
Demographic Marketing                             Europe
Public Relations                                  Latin America
Direct Marketing,                                 Asia
     Customer Relationship Mgmt
     Database Marketing
KnowledgeBase Marketing
Customer Relationship Marketing
Brand Consultation & Design

Leading Agency Brands
===========================================================================

[LOGO of Ogilvy]
[LOGO of Y&R Advertising]
[LOGO of J Walter Thompson]

Leading Marketing Services Brands
===========================================================================

[LOGO of Ogilvy Public Relations WORLDWIDE]
[LOGO of KANTAR]
[LOGO of Cohn & Wolfe]
[LOGO of Burson-Marsteller]
[LOGO of P Millward Brown Precis]
[LOGO of HILL & KNOWLTON]
[LOGO of MindShare]
[LOGO of The Media Edge TME]
[LOGO of Alexander Ogilvy PUBLIC RELATIONS WORLDWIDE]

Complementary Specialty Branded Services
===========================================================================

[LOGO of Kang & Lee Advertising]
[LOGO of Landor]
[LOGO of MD&A MENDOZA, DILLON & ASOCIADOS, INC.]
[LOGO of CommonHealth]
[LOGO of KnowledgeBase Marketing]
[LOGO of The Bravo Group]
[LOGO of S&H]
[LOGO of OgilvyOne worldwide]

Highly Complementary Portfolio of Leading Brands
===========================================================================


                               WPP                   Young & Rubican
                          ------------             ------------------

                                       Advertising & Media
                         --------------------------------------------

Global                   J. Walter Thompson                 Y&R
                         Ogilvy & Mather
                         Conquest
                         Asetsu-DK*
                         Batey*

Pan-Regional             Chime*                             Deutsu Y & R

Media Investment
Management               MindShare                          Media Edge
                                             I & C
                         ------------------------------------------------------
Research                 Millward Brown                     Harris Interactive*
                         Kantar Media Research              Cyber Dialogue
                         Research International
                         Goldfarb


                                                PR
                         ------------------------------------------------------
Public Relations &       Hill and Knowlton            Burson-Marsteller
Public Affairs           Ogilvy PR                    John and Wolfe
                         Alexander Ogilvy             Robinson Lerer Montgomery
                         Blanc & Otus
                         Timmons, Wexler


                                        Specialist Communications
                         ------------------------------------------------------
CRM and                  Ogilvy One                   impirie (Wunderman Cato
e-CRM                    elationship*,                Johnson), KnowledgeBase
                         RTC Direct, JWT Connect      Marketing

Healthcare               CommonHealth                 Sudler & Hennessey

Identity                 Enterprise IG                Landor Associates
and Design

Specialist               Mendoze Dillon, Einson       The Bravo Group, Kang and
                         Freeman, Management          Lee
                         Ventures, etc.




*    Associates and minority investments

Profile - By Discipline
===========================================================================


WPP Net Revenues   -- $3.5bn
----------------
Advertising Media IM        47%  --  $1.6bn
Specialist Communications   26%  --  $0.9bn
Info & Consultancy          19%  --  $0.7bn
PR                           8%  --  $0.3bn


Y&R Net Revenues  --  $1.7bn
----------------
Advertising Media IM        48%  --  $0.8bn
Specialist Communications   34%  --  $0.6bn
PR                          18%  --  $0.3bn


Combined Net Revenues   -- $5.2bn
---------------------
Advertising Media IM        47%  --  $2.4bn
Specialist Communications   28%  --  $1.5bn
Info & Consultancy          13%  --  $0.7bn
PR                          12%  --  $0.6bn

Profile - By Geography
===========================================================================

WPP Net Revenues -- $3.5bn
----------------
North America -- 44%  -  $1.5bn
Cont. Europe  -- 20%  -  $0.7bn
UK            -- 20%  -  $0.7bn
ROW           -- 16%  -  $0.6bn


Y&R Net Revenues  -- $1.7bn
----------------
North America -- 55%  -  $0.9bn
Cont. Europe  -- 25%  -  $0.4bn
UK            -- 9%  -  $0.2bn
ROW           -- 11%  -  $0.2bn




Combined Net Revenues  -- $5.2bn
---------------------
North America -- 48%  -  $2.4bn
Cont. Europe  -- 21%  -  $1.1bn
UK            -- 16%  -  $0.9bn
ROW           -- 15%  -  $0.8bn

Global Strength in Advertising
===========================================================================

Market Position      WPP
(Gross Income)    Pro Forma      OMC       IPG      Havas        BCom3
---------------------------------------------------------------------------

U.S.                 1=           3         1=        7            4

Europe               2            1         3         4            7

Asia ex-Japan        1            2         3         9            5

Japan                3            6         7  [LESS THAN]10      14

Latin America        2            3         1        11            6
---------------------------------------------------------------------------

Source: Ad Age, April 24, 2000. Based on gross income for agency brands. All data pro forma for this transaction.

Media Investment Management
===========================================================================

[ ]  Combination creates global
     powerhouse with enhanced
     margin potential

[ ]  Most competitive rates for
     clients achieved through scale

[ ]  Leverage off WPP market
     research capabilities

[ ]  Increasingly strategic business
     as media costs escalate



1999 Worldwide Billings
-----------------------
WPP/Y&R             $28.1bn
Interpublic         $25.7bn
Omnicom             $16.1bn
Aegis               $10.9bn
Grey                $10.0bn
Publics             $8.6bn
True North          $7.7bn
Saatch:             $7.4bn
Leo Burnett         $7.3bn


-----------------------------
Source: Ad Age April 24, 2000

Information and Consultancy
===========================================================================

[] Significant opportunity to leverage WPP's leading research capabilities across Y&R's client base:

    -  Research International
    -  Millward Brown
    -  Kantar Media Research

[]  High growth, leverable component of the marketing services industry

[]  BrandAsset(R) Valuator / BRANDZ

    -  Industry leading tools
    -  Migrate from cost center to revenue generator

CRM and e-CRM
===========================================================================

[]  The two leading global brands

    -  impiric (Wunderman Cato Johnson)
    -  OgilvyOne

[]  CRM and e-CRM will remain a key growth driver in combined group:

    -  CRM is growing consistently faster than above the line
    - Growth rates enhanced further by opportunities in e-CRM which bring the inherent benefits of the internet to traditional CRM

Public Relations and Public Affairs
===========================================================================

[] Technology and healthcare sectors driving faster growth in public relations

[] Joins leading global PR agencies under one roof: Burson-Marsteller (#1) and Hill & Knowlton (#2 worldwide)

[]  Leading capabilities in specialist persuasive disciplines:

    -  Ogilvy Public                    -  Cohn & Wolfe
    -  Alexander Ogilvy                 -  Robinson Lerer Montgomery
    -  Blanc & Otus                     -  Timmons
                                        -  Wexler

[]  Important entry point for dotcom companies

Technology Driving Fundamental
Industry Change
===========================================================================

[] WPP and Y&R are both ahead of the curve in recognising the huge potential of technology within the communications services industry

[]  Growing availability of huge amounts of data

    -  Off-line
    -  On-line

[]  Convergence of media - All media becoming interactive

    -  Print, TV, Web-linked real time

[]  Real time measurement

    -  More accountability

Building Brands and Driving
Consumer Behavior
===========================================================================

1.   Market Analysis

2.   Strategy Development

3.   Solution Development

4.   Ideation/Creative Development

5.   Exceution Across Disciplines/Geography

6.   Measurement

7.   Modification

Digital Services
===========================================================================

Increased budgets and                Competition-driven
shift in messages                    Increased spend on branding

Typically, 80% of                    Dotcoms building
marketing budget is                  their brands
off-line
                                     Traditional clients
Dotcom                               building clicks and
spend                                mortars operations

                                     Dotcom needing
                                     help with their
                                     internet strategy

Recent Internet Direct Investments
===========================================================================

              WPP                                          Y&R

 Company           Sector                   Company                    Sector
-----------------------------------------  ----------------------------------------
Syzygy             Web development          KnowledgeBase Marketing    Database/CRM
Concept            Web development          Luminant                   e-Commerce
Lightspeed         Internet panel           Digital Convergence        Media convergence
Net King           Portal                   Mediaplex                  Internet services
e-Rewards          Loyalty                  Harris Interactive         Internet research
TWIi               B-to-B sports content    Cyber Dialogue             Internet research
Intraspect         Knowledge management     Naviant                    Internet marketing
Broadvision        e-Commerce application   iWeb                       Targeted advertising
Visible World      Video personalisation    Streampipe                 Internet broadcasting
Big Words          College-based e-
                   Commerce                 Emotion                    Digital media
Red Sheriff        Internet research                                   management
Metapack           e-Fullfilment            Gamut                      Interactive TV
Roundarch          e-Commerce consulting
Imagine            e-CRM

[LOGO of J Walter Thompson]
[LOGO of KANTAR]
[LOGO of THE MEDIA EDGE TME]
[LOGO of Landor]
[LOGO of Cohn & Wolfe]
[LOGO of MD&A MENDOZA, DILLON & ASOCIADOS, INC.]
[LOGO of Ogilvy Public Relations WORLDWIDE]
[LOGO of P Millward Brown Precis]
[LOGO of Y&R Advertising]
[LOGO of Burson-Marsteller]
[LOGO of HILL & KNOWLTON
[LOGO of MindShare]
[LOGO of CommonHealth]
[LOGO of KnowledgeBase Marketing]
[LOGO of Ogilvy]
[LOGO of impiric (SM)]
[LOGO of ALexander Ogilvy PUBLIC RELATIONS WORLDWIDE]
[LOGO of BRAND DIALOGUE]
[LOGO of S&H]
[LOGO of The Bravo Group]
[LOGO of Kang & Lee Advertising]
[LOGO of OgilvyOne worldwide]

                           Transaction Benefits


===========================================================================

Revenue Synergy Opportunities
===========================================================================

[]  Cross-sell business above the line and below the line

[]  Cross-sell all services to an enlarged global client base

[]  Significant strength in key high growth activities:

    -  Information and Consultancy
    -  CRM and e-CRM
    -  Public Relations and Public Affairs
    -  Digital Services

[]  Pre-eminent position in Media Investment Management

Cost Synergy Opportunities
===========================================================================

[]  Media buying "economies of scale"

[]  Leverage media research tools

[]  Combine brand equity measurement skills

[]  Treasury, tax and real estate planning opportunities

[]  Reduction in public company expenses

[] Currently quantifiable annual operating cost savings of $30 million by 2001

                           Financial Highlights


===========================================================================

Illustrative Pro Forma Combined Financial Information
Profit and Loss Account ([POUND}m)
===========================================================================

                                               Y&R                 Y&R                      Combined
                         WPP               As Reported           UK GAAP                    UK GAAP
-------------------------------------------------------------------------------------------------------------
Year Ended Dec 1999
-------------------

Revenues               [POUND]2,172.6      [POUND]1,061.4       [POUND]1,061.4             [POUND]3,234.0

EBITDA                          333.0               172.6(a)             177.3(a)(b)                510.3

EBIT                            290.8               128.6(a)             144.1(a)(b)(c)             434.9

EBIT Margin %                    13.4%               12.1%                13.6%                      13.4%

-------------------------------------------------------------------------------------------------------------

(a)  Excludes other income of [POUND]52.5m
(b) Adjusted to include [POUND]4.6m of equity income, gross of tax at assumed 40% rate
(c)  Adjusted to eliminate [POUND]10.9m goodwill amortization

Illustrative Pro Forma Combined Financial Information
Profit and Loss Account ($m)
===========================================================================

                                                   Y&R                 Y&R               Combined
                             WPP               As Reported           UK GAAP             UK GAAP
------------------------------------------------------------------------------------------------------
Year Ended Dec 1999
-------------------

Revenues                  $3,514.8            $1,717.2             $1,717.2             $5,232.0

EBITDA                       538.8               279.3(a)             286.8(a)(b)          825.6

EBIT                         470.5               208.1(a)             233.2(a)(b)(c)       703.7

EBIT Margin %                 13.4%               12.1%                13.6%                13.4%

-------------------------------------------------------------------------------------------------------------

(a)  Excludes other income of $85m
(b) Adjusted to include 7.5m of equity income, gross of tax at assumed 40% rate
(c)  Adjusted to eliminate $17.6m goodwill amortization

Illustrative Pro Forma Combined Financial Information
Profit and Loss By Discipline ([POUND]m)
===========================================================================

                                                     WPP                 Y&R                 Combined
---------------------------------------------------------------------------------------------------------
Revenues For Year Ended Dec 1999
--------------------------------

Advertising, Media Investment Management         [POUND]1,013.1      [POUND]  513.2      [POUND]1,526.3
Information & Consultancy                                 419.7                 --                419.7
Public Relations & Public Affairs                         178.9               195.9               374.8
Branding & Identity, Healthcare &
  Specialist Comm.                                        560.9               352.3               913.2
                                                 --------------      --------------      --------------
                                                 [POUND]2,172.6      [POUND]1,061.4      [POUND]3,234.0

UK GAAP EBIT For Year Ended Dec 1999
------------------------------------

Advertising, Media Investment Management                  155.9                81.7               237.6
Information & Consultancy                                  42.1                 --                 42.1
Public Relations & Public Affairs                          23.9                19.8                43.7
Branding & Identity, Healthcare
  & Specialist Comm.                                       68.9                42.6               111.5
                                                 --------------      --------------      --------------
                                                          290.8               144.1               434.9
----------------------------------------------------------------------------------------------------------

Illustrative Pro Forma Combined Financial Information
Profit and Loss By Discipline ($m)
===========================================================================

                                                   WPP              Y&R            Combined
-------------------------------------------------------------------------------------------------
Revenues For Year Ended Dec 1999
--------------------------------

Advertising, Media Investment Management         $1,639.0            830.3          2,469.3
Information & Consultancy                           679.0                -            679.0
Public Relations & Public Affairs                   289.4            316.9            606.3
Branding & Identity, Healthcare &
  Specialist Comm.                                  907.4            570.0          1,477.4
                                                 --------          -------         --------
                                                 $3,514.8          1,717.2          5,232.0

UK GAAP EBIT For Year Ended Dec 1999
------------------------------------

Advertising, Media Investment Management            252.2            132.3            384.5
Information & Consultancy                            68.1                -             68.1
Public Relations & Public Affairs                    38.7             32.0             70.7
Branding & Identity, Healthcare
  & Specialist Comm.                                111.5             68.9            180.4
                                                 --------          -------         --------
                                                    470.5            233.2            703.7

-------------------------------------------------------------------------------------------------

Illustrative Pro Forma Combined Financial Information
Profit and Loss By Geography ([POUND]m)
===========================================================================

                                                     WPP                 Y&R                 Combined
---------------------------------------------------------------------------------------------------------
Revenues For Year Ended Dec 1999
--------------------------------

North America                                    [POUND]  954.0      [POUND]  579.6      [POUND]1,533.6
UK                                                        434.7                94.5               529.2
Continental Europe                                        426.2               265.4               691.6
Asia Pacific, Latin America,
  Africa & Middle East                                    357.7               121.9               479.6
                                                 --------------      --------------      --------------
                                                 [POUND]2,172.6      [POUND]1,061.4      [POUND]3,234.0

UK GAAP EBIT For Year Ended Dec 1999
------------------------------------

North America                                    [POUND]  141.7                93.8               235.5
UK                                                         51.5                 4.9                56.4
Continental Europe                                         55.8                31.9                87.7
Asia Pacific, Latin America,
  Africa & Middle East                                     41.8                13.5                55.3
                                                 --------------      --------------      --------------
                                                 [POUND]  290.8      [POUND]  144.1      [POUND]  434.9
----------------------------------------------------------------------------------------------------------

Illustrative Pro Forma Combined Financial Information
Profit and Loss By Geography ($m)
===========================================================================

                                                   WPP              Y&R            Combined
-------------------------------------------------------------------------------------------------
Revenues For Year Ended Dec 1999
--------------------------------

North America                                    $1,543.3         $  937.7         $2,481.0
UK                                                  703.3            153.3            856.6
Continental Europe                                  689.5            429.0          1,118.5
Asia Pacific, Latin America,
  Africa & Middle East                              578.7            197.2            775.9
                                                 --------          -------         --------
                                                 $3,514.8         $1,717.2         $5,232.0

UK GAAP EBIT For Year Ended Dec 1999
------------------------------------

North America                                    $  229.3            151.8            381.1
UK                                                   83.3              8.0             91.3
Continental Europe                                   90.3             51.6            141.9
Asia Pacific, Latin America,
  Africa & Middle East                               67.6             21.8             89.4
                                                 --------          -------         --------
                                                 $  470.5         $  233.2         $  703.7

-------------------------------------------------------------------------------------------------

Illustrative Pro Forma Combined Financial Information
Cashflow ([POUND]m)
================================================================================


                                                   Y&R             Combined
                                WPP              UK GAAP           UK GAAP
--------------------------------------------------------------------------------
Operating Profit            [POUND]263.5       [POUND]139.5       [POUND]403.0

Depreciation                        42.2               33.1               75.3

Interest Paid                      (32.7)              (9.1)             (41.8)

Tax Paid                           (58.4)             (18.3)             (76.7)

Other Cashflows                     21.4               25.2               46.6
                            ------------       ------------       ------------

   Net Cash Generation      [POUND]236.0       [POUND]170.4       [POUND]406.4
--------------------------------------------------------------------------------

Illustrative Pro Forma Combined Financial Information
Cashflow ([POUND]m)
================================================================================


                                WPP                Y&R             Combined
                                                 UK GAAP           UK GAAP
--------------------------------------------------------------------------------
Net Cash Generation         [POUND]236.0       [POUND]170.4       [POUND]406.4

Capital Expenditure                (64.6)             (53.3)            (117.9)
                            ------------       ------------       ------------
  FREE CASH FLOW                   171.4              117.1              288.5
                            ------------       ------------       ------------
Acquisition Payments              (209.8)            (133.5)            (343.3)

Share Repurchases                  (17.9)             (90.2)            (108.1)

Dividends                          (21.1)              (3.3)             (24.4)
                            ------------       ------------       ------------

   NET CASH OUTFLOW         [POUND](77.4)     [POUND](109.9)     [POUND](187.3)
--------------------------------------------------------------------------------

Illustrative Pro Forma Combined Financial Information
Cashflow ($m)
================================================================================


                                WPP                Y&R             Combined
--------------------------------------------------------------------------------
Operating Profit               $426.3             $225.7            $652.0

Depreciation                     68.3               53.6             121.9

Interest Paid                   (52.9)             (14.8)            (67.7)

Tax Paid                        (94.5)             (29.7)           (124.2)

Other Cashflows                  34.6               40.7              75.3
                               ------             ------            ------

   NET CASH GENERATION         $381.8             $275.5            $657.3
--------------------------------------------------------------------------------

Illustrative Pro Forma Combined Financial Information
Cashflow ($m)
================================================================================


                                WPP                Y&R             Combined
--------------------------------------------------------------------------------
Net Cash Generation            $ 381.8            $ 275.5           $ 657.3

Capital Expenditure             (104.5)             (86.2)           (190.7)
                               -------            -------           -------
  Free Cash Flow                 277.3              189.3             466.6
                               -------            -------           -------
Acquisition Payments            (339.4)            (216.0)           (555.4)

Share Repurchases                (29.0)            (146.0)           (175.0)

Dividends                        (34.1)              (5.3)            (39.4)
                               -------            -------           -------
  Net Cash Outflow             $(125.2)           $(178.0)          $(303.2)
--------------------------------------------------------------------------------

Illustrative Pro Forma Combined Financial Information
Balance Sheet ([POUND]m)
================================================================================

                                                     Y&R               Y&R UK GAAP        Combined
                                WPP                US GAAP             Adjustments        UK GAAP
----------------------------------------------------------------------------------------------------------
Tangible Assets             [POUND]  196.7      [POUND]  120.3                     --     [POUND] 317.0

Intangible Assets (a)                760.3               218.7         [POUND] (218.7)            760.3

Investments (b)                      356.9               248.8                 (146.8)            458.9

Other Long-Term Assets (c)              --                55.1                  (55.1)               --
                            --------------      --------------         --------------     -------------
  Fixed Assets                     1,313.9               642.9                 (420.6)          1,536.2
                            --------------      --------------         --------------     -------------
Current Assets (d)                 1,892.5               849.2                    2.4           2,744.1

Current Liabilities               (2,148.0)           (1,050.2)                    --          (3,198.2)

Long-Term Liabilities               (731.7)             (170.9)                    --            (902.6)
                            --------------      --------------         --------------     -------------
  Net Assets                         326.7               271.0                  418.2             179.5
                            --------------      --------------         --------------     -------------
Net Funds/(Debt) (e)        [POUND]   91.9      [POUND]   (9.1)        [POUND]  (54.8)    [POUND]  28.0
-----------------------------------------------------------------------------------------------------------

(a)  Adjusted to eliminate [POUND]218.7m goodwill
(b) Adjusted to reverse a [POUND]146.8m unrealized gain on marketable securities gross of tax
(c) Adjusted to eliminate [POUND]21.6m long term deferred tax assets and to reclassify [POUND]33.5m accounts receivable [LESS THAN] 1 year from long term assets to current assets
(d) Adjusted to eliminate [POUND]31.1m current deferred tax assets and to reclassify [POUND]33.5m accounts receivable [LESS THAN] 1 year from long term assets to current assets
(e)  Adjusted to reclassify [POUND]54.8m of overdrafts from accounts payable

Illustrative Pro Forma Combined Financial Information
Balance Sheet ($m)
================================================================================

                                                        Y&R            Y&R UK GAAP       Combined
                                      WPP            As Reported       Adjustments       UK GAAP
---------------------------------------------------------------------------------------------------
Tangible Assets                     $  318.3         $  194.6              --            $  512.9

Intangible Assets (a)                1,230.3            353.9          (353.9)            1,230.3

Investments (b)                        577.5            402.6          (237.6)              742.5

Other Long-Term Assets (c)                --             89.1           (89.1)                 --
                                    --------         --------         -------            --------
  Fixed Assets                       2,126.1          1,040.2          (680.6)            2,485.7

Current Assets (d)                   3,062.5          1,374.1             3.9             4,440.5

Current Liabilities                 (3,475.9)        (1,699.5)             --            (5,175.4)

Long-Term Liabilities               (1,184.0)          (276.4)             --            (1,460.4)
                                    --------         --------         -------            --------
  Net Assets                           528.7            438.4          (676.7)              290.4
                                    --------         --------         -------            --------
Net Funds/(Debt) (e)                $  148.6         $  (14.8)        $ (88.6)           $   45.2
-----------------------------------------------------------------------------------------------------------

(a)  Adjusted to eliminate $353.9m goodwill
(b) Adjusted to reverse a $237.6m unrealized gain on marketable securities gross of tax
(c) Adjusted to eliminate $34.9m long term deferred tax assets and to reclassify $54.2m accounts receivable [LESS THAN] 1 year from long term assets to current assets
(d) Adjusted to eliminate $50.3m current deferred tax assets and to reclassify $54.2m accounts receivable [LESS THAN] 1 year from long term assets to current assets
(e)  Adjusted to reclassify $88.6m of overdrafts from accounts payable

                              Closing Remarks

===========================================================================

A Combination for the Future
===========================================================================

[]  A leader in consolidating industry

[]  Complementary strategic fit

[] Unparalleled breadth and depth of marketing-related service capabilities for the benefit of clients

[]  Premium position to capture digital-age opportunities

[]  Enhanced long-term growth prospects

[]  Significant financial benefits; accretive to earnings in first full year

Expected Timing
===========================================================================

[]  Announcement                        May 2000

[]  Shareholder Documents               July/August 2000
    Dispatched

[]  Shareholder Votes                   Fall 2000

[]  Regulatory Approvals                Fall 2000

[]  Expected Closing                    Fall 2000

[LOGO of J Walter Thompson]
[LOGO of KANTOR]
[LOGO of THE MEDIA EDGE TME]
[LOGO of Landor]
[LOGO of Cohn & Wolfe]
[LOGO of MD&A MENDOZA, DILLON & ASOCIADOS, INC.]
[LOGO of Ogilvy Public Relations WORLDWIDE]
[LOGO of P Millward Brown Precis]
[LOGO of Y&R Advertising]
[LOGO of Burson-Marsteller]
[LOGO of HILL & KNOWLTON]
[LOGO of MindShare]
[LOGO of CommonHealth]
[LOGO of KnowledgeBase Marketing]
[LOGO of Ogilvy]
[LOGO of impiric (SM)]
[LOGO of Alexander Ogilvy PUBLIC RELATIONS WORLDWIDE]
[LOGO of BRAND DIALOGUE]
[LOGO of S&H]
[LOGO of The Bravo Group]
[LOGO of Kang & Lee Advertising]
[LOGO of OgilvyOne worldwide]

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

This document includes forward-looking information and statements about WPP, Y&R and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions.

The forward-looking information and statements contained in this document are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP and Y&R, that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) made by WPP and Y&R ; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and tax treatment of the merger, the value of the merger consideration, growth and expansion opportunities, market positions, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transaction, retention of employees, loss of business as a result of client conflicts, reductions in clients' budgets for services offered by WPP or Y&R and changes in management or ownership of clients; and the effect of foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters and general market and industry conditions.

ADDITIONAL INFORMATION
----------------------

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Y&R in connection with the merger, and their interests in the solicitation, are set forth in a Schedule 14A filed on the date of this document with the SEC.

WPP and Y&R will be filing a proxy statement/prospectus and other relevant documents concerning the transaction with the U.S. SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP c/o WPP Group USA, Inc., Worldwide Plaza, 309 West 49th Street, New Y&R, NY 10019-7399, (212) 632-2200. Documents filed with the SEC by Y&R will be available free of charge by contacting Young & Rubicam Inc., Legal Department, 285 Madison Avenue, New York, NY 10017, (212) 210-3000.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.